SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________
FORM 11-K
 _________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 1-12387
_________________________________________

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Tenneco 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

Tenneco 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2016 and 2015, and for the Year Ended December 31, 2016, and Supplemental Schedule as of December 31, 2016, and Report of Independent Registered Public Accounting Firm

Tenneco 401(k) Retirement Savings Plan

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee
Tenneco 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Tenneco 401(k) Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tenneco 401(k) Retirement Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Tenneco 401(k) Retirement Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 22, 2017

Tenneco 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
as of December 31, 2016 and 2015

	2016	2015
ASSETS:
Investments, at fair value:	$667,429,515	$601,879,512

Receivables:
Employer contributions	0	0
Participant contributions	0	0
Due from broker	38,968	14,241
Notes receivable from participants	18,473,958	17,867,615

Total receivables	18,512,926	17,881,856

NET ASSETS AVAILABLE FOR BENEFITS	$685,942,441	$619,761,368
The accompanying notes are an integral part of these statements.

Tenneco 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2016

ADDITIONS:
Contributions:
Employer	$27,162,369
Participant	29,709,847
Rollovers	11,976,198
Total contributions	68,848,414
Investment Income
Net appreciation in fair value of investments	38,621,335
Interest and Dividends	19,729,396
Other income	—
Net investment income	58,350,731
Interest income from notes receivable from participants	578,828
Total additions	127,777,973
DEDUCTIONS:
Benefits paid to participants	60,168,897
Administrative expenses	1,428,003
Total deductions	61,596,900
INCREASE IN NET ASSETS	66,181,073
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	619,761,368
End of year	$685,942,441
The accompanying notes are an integral part of this statement.

Tenneco 401(k) Retirement Savings Plan
Notes to Financial Statements
as of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

A.	Description of the Plan

The following is a description of the Tenneco 401(k) Retirement Savings Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all U.S. salaried and hourly employees of Tenneco Automotive Operating Company Inc. (the “Company”) and certain of its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A committee appointed by the Company (the "Committee") is the plan administrator (as defined under ERISA) and has the authority for the day-to-day administration of the Plan.

Eligibility - Employees are eligible to participate in the Plan as soon as practicable following the Committee’s receipt of an application for enrollment or after two complete calendar months of employment provided the employee has not waived automatic enrollment.

Contributions - An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 4% for salaried employees and 2% for nonunion hourly employees of pretax annual compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations, unless the employee elects to waive automatic enrollment prior to the effective date. The Plan allows participants to make Roth elective contributions. Participants can elect to increase their pretax salary deferral contributions and/or Roth elective contributions rate, subject to certain IRC limitations up to 75% of compensation in any whole percentage, at any time. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions subject to IRC limitations.

The employer matching contribution is equal to 100% of the eligible participant's pretax and Roth contributions not exceeding 3% of the participant’s compensation for that payroll period plus 50% of the participant's contributions for such payroll period that are between 3% and 5% of the participant’s compensation for that payroll period. Additional amounts may also be contributed at the discretion of the Company. No such additional discretionary contributions were made for the year ended December 31, 2016. Participants may also roll over amounts from other qualified plans or other eligible plans.

For participants hired on or after April 1, 2005, there is an additional 2% nonelective employer contribution ("CRC contribution") after one year of service. For those employees who ceased to accrue benefits under the Company's defined benefit plans effective January 1, 2007, CRC contributions are based upon a participant’s age in accordance with an age-graded schedule.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plasn as rollover contributions. During 2016, a defined benefit plan, sponsored by the Company, offered its participants to receive their benefits under that plan as a one-time lump sum distribution. Participants who accepted the offer had the option to rollover their lump sum distribution into the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the employer matching contributions, the CRC contributions, allocations of Company discretionary contributions, and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Participants direct the investment of their contributions and the employer contributions credited to their account into various investment options offered by the Plan. Allocations are based on participant compensation or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are vested immediately in their pretax and Roth contributions and the employer matching contributions plus actual earnings thereon. Participants are also vested in rollover contributions to the Plan. The CRC contributions and any additional Company contributions cliff vest after the participant has completed 3 years of service (or, if earlier, upon the participant's death, disability or attainment of age 65 while employed).

Notes Receivable from Participants - Active participants and certain other individuals may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, less their highest outstanding loan balance in the previous 12 months or 50% of their account balance, whichever is less, as long as the participants or individuals have no outstanding loans. Each participant may only have one loan outstanding at any time, with a term not to exceed 54 months. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal at the time the loan is made; current outstanding loans are maturing at interest rates of 3.25%-3.50%. Principal and interest are paid ratably through payroll deductions.

Termination of Participation - Upon termination of service due to disability, retirement, or other termination of employment (other than death), a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account, or , if the participant’s vested interest in the account was more the $1,000, to continue to maintain the account under the Plan and to receive a distribution at a later date as provided in the Plan. If the participant’s account does not exceed $1,000, the participant is required to receive a lump-sum amount or roll over the amount to another qualified plan or IRA. In the event of the participant's death, his or her account will be distributed to the beneficiary in a lump sum as soon as practicable after the participant's death.

Forfeitures - At December 31, 2016 and 2015, forfeited nonvested accounts totaled $71,842 and $576,730, respectively. These forfeitures are used to reduce future employer contributions and/or pay Plan administrative expenses. For the year ended December 31, 2016, employer contributions were reduced by $1,019,530 and expenses of $23,558 were paid from forfeited nonvested accounts. If a participant terminates and is rehired within five years, any forfeited balance will be reinstated.

B.	Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Adoption of New Accounting Rules - On May 1, 2015 the FASB issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent). The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2016 and apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator elected to adopt the amendments for the year ended December 31, 2016. Accordingly, the amendment was retrospectively applied resulting in the removal of the investment for which fair value is measured using the NAV per share practical expedient from the fair value table in the Fair Value Measurements note. The total amount of the investment measured at NAV is disclosed so that the total investments in the fair value tables can be reconciled to total investments at fair value on the statements of net assets. In addition, previously only the investment measured using the NAV per share practical expedient was included in Level 3 of the fair value table. As a result of the adoption of the amendments, there are no longer assets included in the Level 3 of the fair value table and accordingly the Level 3 rollforward table has been removed.

In July 2015 FASB issued a three-part update to the guidance for plan accounting of employee benefit plans. The update simplifies employee benefit plan reporting as outlined in Part (I) for fully benefit-responsive investment contracts and in Part (II) for plan investment disclosures. Part (III) provides for a measurement date practical expedient. Part (III) does not apply to the Plan. Parts (I) and (II) are effective for fiscal years beginning after December 31, 2015 and should be applied retrospectively, with early application permitted. Part (III) is effective for fiscal years beginning after December 31, 2015 and should be applied prospectively, with early application permitted.

As required, Parts (I) and (II) of the guidance were adopted and applied retrospectively for the year ended December 31, 2016. Accordingly, for Part (I), the adjustment from fair value to contract value on the statements of net assets has been removed. In accordance with Part (II), in the Fair Value Measurements note the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type instead of disaggregating by nature, characteristics and risk and the investment strategy for the investment measured at NAV has been removed as that fund files an annual report on Form 5500 as a direct-filing entity. In addition, the disclosure of individual investments greater than 5% of net assets and the net appreciation or depreciation in fair value of investments by general type have been removed from the former Investments note.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and a collective trust fund. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - The Plan's investments are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to determine the fair value of the Plan's investments, when available.

See Note C for discussion of fair value measurements.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected in net appreciation (depreciation) in the fair market value of investments for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as benefits paid to participants based upon terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

Net Appreciation/(Depreciation) in Fair Value of Investments - Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as investment income.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided by the Plan document unless such expenses are paid directly by the Company.

Payment of Benefits - Benefit payments to participants are recorded when paid.

C.	Fair Value Measurements

The FASB issued guidance which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used to determine fair value level need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies - Valued at the quoted net asset value of shares held by the Plan at year-end.

Collective trust - Valued at NAV of the Plan's interest in the collective trust based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the trust, with the exception of the fully-benefit responsive investment contracts held by the trust that are valued at contract value, less its liabilities. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The trust's NAV represents fair value since this is the amount at which the Plan transacts with the trust.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value on a daily basis. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust for up to twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plan management reviews the audited financial statements of the Mellon Stable Value Fund, in addition to details of the insurance contracts (such as, but not limited to, rate of return, market to book ratio and the insurance carrier ratings) in which it invests, to assess the reasonability of the Fund's NAV. Plan management believes that the value of the Mellon Stable Value Fund is reasonably stated and that no adjustment to the NAV as of December 31, 2016 and 2015 is required.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments as of December 31, 2016 and 2015:

	Plan Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Assets Measurement at NAV
Registered investment companies	525,627,659	—	—	—
Common stock	55,966,049	—	—	—
Collective trust	—	—	—	85,835,807
	$581,593,708	$—	$—	$85,835,807

	Plan Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Assets Measurement at NAV
Registered investment companies	469,085,337	—	—	—
Common stock	57,292,321	—	—	—
Collective trust	—	—	—	75,501,854
Total assets at fair value	$526,377,658	$—	$—	$75,501,854

There were no significant transfers between Level 1 and Level 2 investments during the year ended December 31, 2016.

D.	Exempt Party-in-Interest Transactions

At December 31, 2016 and 2015, the Plan held shares of the Fidelity Low-Priced Stock Fund, which is managed by Fidelity Investments, an affiliate of the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on this investment.

At December 31, 2016 and 2015, the Plan held 895,859 and 1,247,897, respectively, shares of common stock of Tenneco Inc., the sponsoring employer.

E.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA and the terms of the Plan. In the event of a Plan termination, participants would become 100% vested in employer contributions. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

F.	Federal Income Tax Status

The Internal Revenue Service ("IRS") determined and informed the Company by letter, dated March 4, 2016, that the Plan is designed in accordance with applicable regulations of the IRC. The Company and the plan administrator believe that the Plan continues to be designed and operated in all material respects in compliance with the applicable requirements of the IRC and the related trust continues to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Company has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

G. Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2016 and 2015, is as follows:

	2016	2015
Net assets available for benefits per the financial statements	$685,942,441	$619,761,368
Less amounts allocated to withdrawing participants	—	—
Adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts	(387,005)	32,885
Net assets available for benefits per Form 5500	$685,555,436	$619,794,253

A reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2016, to Form 5500 is as follows:

Investment loss per the financial statements	$58,350,731
Less adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2015	(32,885)
Add adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2016	(387,005)
Investment income per Form 5500	$57,930,841

The Plan's collective trust investment is in the Mellon Stable Value Fund, which holds fully benefit responsive investment contracts. Consistent with the measurement principles for the investment companies, those investment contracts are valued at contract value when calculating the Mellon Stable Value Fund's NAV. The Plan values its investments in the Mellon Stable Value Fund at the fund's NAV as a practical expedient. The Form 5500, however, requires investments in the collective trusts to be reported at fair value. Therefore, an adjustment for the difference between valuing the underlying investment contracts at contract value and fair value is made to the collective trust's NAV to report it at fair value in the Form 5500.

H.	Subsequent Events

The Company has evaluated subsequent events from December 31, 2016 through the date these financial statements were issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.

Supplemental Schedules

Tenneco 401(k) Retirement Savings Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

IDENTITY OF PARTY INVOLVED/DESCRIPTION OF ASSET	COST (a)	CURRENT VALUE
Mutual Funds
AMERICAN FUNDS AMCAP FUND		45,913,934
AMERICAN FUNDS EUROPACIFIC GROWTH FUND		82,781,084
DWS RREEF REAL ESTATE SECURITIES FUND		5,856,842
FIDELITY LOW-PRICED STOCK FUND*		5,525,383
GOLDMAN SACHS GOVERNMENT INCOME FUND		4,046,546
JPMORGAN CORE BOND FUND		8,645,670
LAZARD EMERGING MARKETS EQUITY PORTFOLIO		4,810,666
MSIF TRUST MID CAP GROWTH FUND		7,151,676
T ROWE PRICE RETIREMENT 2010 FUND		267,974
T ROWE PRICE RETIREMENT 2015 FUND		2,144,027
T ROWE PRICE RETIREMENT 2020 FUND		10,237,504
T ROWE PRICE RETIREMENT 2025 FUND		15,450,991
T ROWE PRICE RETIREMENT 2030 FUND		10,597,857
T ROWE PRICE RETIREMENT 2035 FUND		9,593,694
T ROWE PRICE RETIREMENT 2040 FUND		7,469,927
T ROWE PRICE RETIREMENT 2045 FUND		8,566,010
T ROWE PRICE RETIREMENT 2050 FUND		4,409,639
T ROWE PRICE RETIREMENT INCOME FUND		4,195,514
VANGUARD INSTITUTIONAL INDEX FUND		134,388,220
VANGUARD SELECTED VALUE FUND		18,925,893
VANGUARD SMALL CAP INDEX FUND		35,889,700
VANGUARD TOTAL BOND MARKET INDEX FUND		70,868,963
VANGUARD WINDSOR II FUND		27,889,945
TOTAL REGISTERED INVESTMENT COMPANIES		525,627,659
COMMON STOCK
TENNECO COMMON STOCK*		55,966,049
TOTAL COMMON STOCK		55,966,049
COLLECTIVE TRUST
MELLON STABLE VALUE FUND*		85,448,802
TOTAL COLLECTIVE TRUST		85,448,802
LOANS TO PARTICIPANTS
LOANS TO PARTICIPANTS*		18,473,958
Interest rates ranging from 3.25% to 3.5%
TOTAL LOANS TO PARTICIPANTS		18,473,958
TOTAL INVESTMENTS		685,516,468

*	Represents a party-in-interest.
(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

TENNECO 401(k) RETIREMENT SAVINGS PLAN

Date: June 22, 2016	/s/ GREGG A. BOLT
GREGG A. BOLT
CHAIRMAN OF TENNECO INC. BENEFITS COMMITTEE

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Grant Thornton LLP